SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                       INLAND LAND APPRECIATION FUND, L.P.
                            (Name of Subject Company)

    MPF DEWAAY FUND 2, LLC; MPF DEWAAY FUND 4, LLC; MPF-NY 2005, LLC; SUTTER
     OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF
         FLAGSHIP FUND 10, LLC; MPF INCOME FUND 22, LLC; STEVEN GOLD;AND
                        MACKENZIE PATTERSON FULLER, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                              Copy to:
Christine Simpson                             Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.              MacKenzie Patterson Fuller, Inc.
1640 School Street                            1640 School Street
Moraga, California  94556                     Moraga, California  94556
(925) 631-9100 ext.224                        (925) 631-9100 ext. 206
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                Transaction                      Amount of
                 Valuation*                      Filing Fee
                 ----------                      ----------

                $1,533,000.00                    $180.43

* For purposes of calculating the filing fee only. Assumes the purchase of 2,555 Units at a purchase price equal to $600 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $180.43
      Form or Registration Number: SC-TO
      Filing Party: MacKenzie Patterson Fuller, Inc.
      Date Filed: August 23, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DeWaay Fund 2, LLC; MPF DeWaay Fund 4, LLC; MPF-NY 2005, LLC; Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 22, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase up to 2,555 Units of limited partnership interest (the "Units") in Inland Land Appreciation Fund, L.P. (the "Partnership"), the subject company, at a purchase price equal to $600 per Unit, less the amount of any distributions declared or made with respect to the Units between August 23, 2005 (the "Offer Date") and October 4, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer terminated October 4, 2005. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 67.78 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 67.78 Units, or approximately 0.23% of the total outstanding Units. The Units were allocated as follows: MPF-NY 2005, LLC, 6.78 Units; MPF Flagship Fund 10, LLC, 61 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005

MPF DeWaay Fund 2, LLC; MPF DeWaay Fund 4, LLC; MPF-NY 2005, LLC; Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF Flagship Fund 10, LLC; MPF Income Fund 22, LLC


By: /s/ Chip Patterson
    -----------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.


By: /s/ Chip Patterson
    -----------------------
    Chip Patterson, Senior Vice President

STEVEN GOLD


/s/ Steven Gold